Exhibit 99.1

Sunlands Technology Group Announces Unaudited

Second Quarter 2024 Financial Results

BEIJING, August 16, 2024 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s adult online education market and China’s adult personal interest learning market, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Financial and Operational Snapshots

•	Net revenues were RMB492.2 million (US$67.7 million), compared to RMB526.4 million in the second quarter of 2023.

•	Gross billings (non-GAAP) were RMB383.9 million (US$52.8 million), compared to RMB354.1 million in the second quarter of 2023.

•	Gross profit was RMB415.6 million (US$57.2 million), compared to RMB466.9 million in the second quarter of 2023.

•	Net income was RMB82.3 million (US$11.3 million), compared to RMB173.9 million in the second quarter of 2023.

•	Net income margin[1] was 16.7% in the second quarter of 2024, compared to 33.0% in the second quarter of 2023.

•	New student enrollments[2] were 168,296, compared to 154,209 in the second quarter of 2023.

•	As of June 30, 2024, the Company’s deferred revenue balance was RMB986.9 million (US$135.8 million), compared to RMB1,113.9 million as of December 31, 2023.

1 Net income margin is defined as net income as a percentage of net revenues.

2 New student enrollments for a given period refer to the total number of orders placed by students that newly enroll in at least one course during that period, including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses, such as “mini courses” and “RMB1 courses”, which we offer in the form of recorded videos or short live streaming, to strengthen our competitiveness and improve customer experience.

“In the face of challenging macroeconomic conditions, our company demonstrated enough strategic flexibility to deliver solid results in the second quarter. We achieved net revenues of RMB492.2 million and net income of RMB82.3 million. This underscored our resilience and ability to adapt in the face of adversity and demonstrates our strong commitment to cost optimization and sustainable growth. This solid financial position not only enables us to respond effectively to unpredictable circumstances, but also creates opportunities for our business to grow.

Looking ahead to the second half of the year, our top priorities are to enhance brand awareness and improve the quality of our existing products and services. We're taking a prudent but proactive approach to expanding and refining the offerings. Our commitment to these key growth initiatives remains unwavering as we continue to focus on improving operational efficiency and profitability.” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands.

Mr. Hangyu Li, Finance Director of Sunlands, commented, “We had another excellent quarter in our core business. Although business of post-secondary courses has been rather slow in recent quarters, we achieved year-over-year growth in gross billings for the fourth consecutive quarter due to new enrollments in our interest courses offerings. In addition, we realised net income of RMB82.3 million and positive operating cash flows for the quarter. This gives us the confidence to face the challenge in a dynamic environment. Looking ahead, we will continue to optimize our courses offerings while maintaining efficient operations. These strategic initiatives will enable us to capitalize on emerging opportunities, strengthen our leadership position in the industry and continue to create value for our shareholders.”

Financial Results for the Second Quarter of 2024

Net Revenues

In the second quarter of 2024, net revenues decreased by 6.5% to RMB492.2 million (US$67.7 million) from RMB526.4 million in the second quarter of 2023. The decrease was primarily driven by the decline in gross billings from post-secondary courses over the recent quarters, partially offset by the growth in revenues from interest courses offerings and sales of goods such as books and learning materials.

Cost of Revenues

Cost of revenues increased by 28.8% to RMB76.6 million (US$10.5 million) in the second quarter of 2024 from RMB59.5 million in the second quarter of 2023. The increase was primarily due to an increase in the cost of revenues from sales of goods such as books and learning materials.

Gross Profit

Gross profit decreased by 11.0% to RMB415.6 million (US$57.2 million) in the second quarter of 2024 from RMB466.9 million in the second quarter of 2023.

Operating Expenses

In the second quarter of 2024, operating expenses were RMB338.9 million (US$46.6 million), representing a 9.0% increase from RMB311.0 million in the second quarter of 2023.

Sales and marketing expenses increased by 10.2% to RMB297.4 million (US$40.9 million) in the second quarter of 2024 from RMB270.0 million in the second quarter of 2023. The increase was mainly due to a growth in spending on sales activities, including enhanced compensation for sales personnel as well as increased spending on branding and marketing activities focusing on interest courses offerings.

General and administrative expenses increased by 2.2% to RMB33.8 million (US$4.7 million) in the second quarter of 2024 from RMB33.1 million in the second quarter of 2023.

Product development expenses decreased by 4.2% to RMB7.7 million (US$1.1 million) in the second quarter of 2024 from RMB8.0 million in the second quarter of 2023. The decrease was mainly due to declined compensation expenses related to headcount reduction of our product development personnel.

Net Income

Net income for the second quarter of 2024 was RMB82.3 million (US$11.3 million), as compared to RMB173.9 million in the second quarter of 2023.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB12.00 (US$1.65) in the second quarter of 2024.

Cash, Cash Equivalents, Restricted Cash and Short-term Investments

As of June 30, 2024, the Company had RMB758.6 million (US$104.4 million) of cash, cash equivalents and restricted cash and RMB243.9 million (US$33.6 million) of short-term investments, as compared to RMB766.4 million of cash, cash equivalents and restricted cash and RMB142.1 million of short-term investments as of December 31, 2023.

Deferred Revenue

As of June 30, 2024, the Company had a deferred revenue balance of RMB986.9 million (US$135.8 million), as compared to RMB1,113.9 million as of December 31, 2023.

Share Repurchase

On December 6, 2021, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$15.0 million of Class A ordinary shares in the form of ADSs over the next 24 months. On December 1, 2023, the Company’s board of directors authorized to extend its share repurchase program over the next 24 months. As of August 14, 2024, the Company had repurchased an aggregate of 542,172 ADSs for approximately US$2.9 million under the share repurchase program.

Financial Results for the First Six Months of 2024

Net Revenues

In the first six months of 2024, net revenues decreased by 7.1% to RMB1,015.5 million (US$139.7 million) from RMB1,093.2 million in the first six months of 2023.

Cost of Revenues

Cost of revenues increased by 20.5% to RMB153.8 million (US$21.2 million) in the first six months of 2024 from RMB127.6 million in the first six months of 2023. The increase was primarily due to an increase in the cost of revenues from sales of goods such as books and learning materials.

Gross Profit

Gross profit decreased by 10.8% to RMB861.7 million (US$118.6 million) from RMB965.6 million in the first six months of 2023.

Operating Expenses

In the first six months of 2023, operating expenses were RMB680.1 million (US$93.6 million), representing a 7.6% increase from RMB631.8 million in the first six months of 2023.

Sales and marketing expenses increased by 10.6% to RMB599.0 million (US$82.4 million) in the first six months of 2024 from RMB541.4 million in the first six months of 2023.

General and administrative expenses decreased by 8.7% to RMB66.4 million (US$9.1 million) in the first six months of 2024 from RMB72.7 million in the first six months of 2023. The decrease was mainly due to the decline in rental expenses as certain leases for office space were partially terminated in 2023 before the expiration of the lease term for cost saving.

Product development expenses decreased by 17.0% to RMB14.7 million (US$2.0 million) in the first six months of 2024 from RMB17.7 million in the first six months of 2023.

Net Income

Net income for the first six months of 2024 was RMB195.0 million (US$26.8 million), compared with RMB354.0 million in the first six months of 2023.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB28.44 (US$3.91) in the first six months of 2024, compared with RMB51.13 in the first six months of 2023.

Outlook

For the third quarter of 2024, Sunlands currently expects net revenues to be between RMB490 million to RMB510 million, which would represent a decrease of 2.8% to 6.6% year-over-year. The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.2672 to US$1.00, the effective noon buying rate for June 28, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 28, 2024, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 7:00 AM U.S. Eastern Time, (7:00 PM Beijing/Hong Kong time) on August 16, 2024, following the quarterly results announcement.

For participants who wish to join the call, please access the link provided below to complete online registration 15 minutes prior to the scheduled call start time. Upon registration, participants will receive details for the conference call, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Registration Link:

https://register.vevent.com/register/BI825ca1738fae48d2807c6faff61460db

Additionally, a live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands’ website at https://ir.sunlands.com/.

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is a leader in China’s adult online education market and China’s adult personal interest learning market. With a one to many live streaming platform, Sunlands offers various interest, professional skills and professional certification preparation courses as well as degree- or diploma-oriented post-secondary courses. Students can access the Company’s services either through PC or mobile applications. The Company’s online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company’s proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings, EBITDA, non-GAAP operating cost and expenses, non-GAAP income from operations and Non-GAAP net income per share, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net income excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings, EBITDA, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, sales and marketing expenses excluding share-based compensation expenses, product development expenses excluding share-based compensation expenses, non-GAAP net income exclude share-based compensation expenses, and basic and diluted net income per share excluding share-based compensation expenses have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands’ beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands’ goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands’ filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

SOURCE: Sunlands Technology Group

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	763,800	753,559	103,693
Restricted cash	2,578	5,013	690
Short-term investments	142,084	243,858	33,556
Prepaid expenses and other current assets	109,018	120,156	16,534
Deferred costs, current	14,274	6,708	923
Total current assets	1,031,754	1,129,294	155,396

Non-current assets
Property and equipment, net	786,670	772,389	106,284
Intangible assets, net	975	1,011	139
Right-of-use assets	135,820	128,418	17,671
Deferred costs, non-current	68,773	59,582	8,199
Long-term investments	61,354	49,179	6,767
Deferred tax assets	-	14,713	2,025
Other non-current assets	33,160	34,190	4,705
Total non-current assets	1,086,752	1,059,482	145,790
TOTAL ASSETS	2,118,506	2,188,776	301,186

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	409,691	424,117	58,362
Deferred revenue, current	553,812	426,030	58,624
Lease liabilities, current portion	8,019	8,673	1,193
Long-term debt, current portion	38,654	38,654	5,319
Total current liabilities	1,010,176	897,474	123,498

Non-current liabilities
Deferred revenue, non-current	560,111	560,908	77,184
Lease liabilities, non-current portion	157,269	152,944	21,046
Deferred tax liabilities	3,742	2,841	391
Other non-current liabilities	6,994	7,256	998
Long-term debt	104,665	85,338	11,743
Total non-current liabilities	832,781	809,287	111,362
TOTAL LIABILITIES	1,842,957	1,706,761	234,860

SHAREHOLDERS’ EQUITY
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 3,131,807 and 3,131,807 shares issued as of December 31, 2023 and June 30, 2024, respectively; 2,702,523 and 2,687,391 shares
outstanding as of December 31, 2023 and June 30, 2024, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2023 and June 30, 2024, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 3,332,062 and 3,332,062 shares issued and outstanding
as of December 31, 2023 and June 30, 2024, respectively)	1	1	-
Treasury stock	-	-	-
Accumulated deficit	(2,171,284)	(1,976,297)	(271,948)
Additional paid-in capital	2,305,042	2,303,270	316,940
Accumulated other comprehensive income	143,276	156,527	21,539
Total Sunlands Technology Group shareholders’ equity	277,036	483,502	66,531
Non-controlling interest	(1,487)	(1,487)	(205)
TOTAL SHAREHOLDERS’ EQUITY	275,549	482,015	66,326
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,118,506	2,188,776	301,186

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Net revenues	526,353	492,223	67,732
Cost of revenues	(59,491)	(76,627)	(10,544)
Gross profit	466,862	415,596	57,188

Operating expenses
Sales and marketing expenses	(269,969)	(297,443)	(40,930)
Product development expenses	(7,992)	(7,657)	(1,054)
General and administrative expenses	(33,085)	(33,829)	(4,655)
Total operating expenses	(311,046)	(338,929)	(46,639)
Income from operations	155,816	76,667	10,549
Interest income	7,561	10,576	1,455
Interest expense	(2,046)	(1,516)	(209)
Other income, net	8,171	3,015	415
Gain/(loss) on disposal of subsidiaries	247	(250)	(34)
Income before income tax benefit
and gain/(loss) from equity method investments	169,749	88,492	12,176
Income tax benefit	1,404	78	11
Gain/(loss) from equity method investments	2,730	(6,318)	(869)
Net income	173,883	82,252	11,318

Less: net income attributable to non-controlling interest	-	-	-
Net income attributable to Sunlands Technology Group	173,883	82,252	11,318
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	25.12	12.00	1.65
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,921,304	6,852,828	6,852,828

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Three Months Ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Net income	173,883	82,252	11,318
Other comprehensive income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	29,603	3,715	511
Total comprehensive income	203,486	85,967	11,829
Less: comprehensive income attributable to non-controlling interest	-	-	-
Comprehensive income attributable to Sunlands Technology Group	203,486	85,967	11,829

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended June 30,
	2023	2024
	RMB	RMB
Net revenues	526,353	492,223
Less: other revenues	(42,377)	(62,094)
Add: tax and surcharges	9,779	15,740
Add: ending deferred revenue	1,379,073	986,938
Add: ending refund liability	107,319	126,797
Less: beginning deferred revenue	(1,513,896)	(1,044,866)
Less: beginning refund liability	(112,188)	(130,840)
Gross billings (non-GAAP)	354,063	383,898

Net income	173,883	82,252
Add: income tax benefit	(1,404)	(78)
Add: depreciation and amortization	7,677	7,362
Add: interest expense	2,046	1,516
Less: interest income	(7,561)	(10,576)
EBITDA (non-GAAP)	174,641	80,476

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Net revenues	1,093,229	1,015,463	139,732
Cost of revenues	(127,646)	(153,790)	(21,162)
Gross profit	965,583	861,673	118,570

Operating expenses
Sales and marketing expenses	(541,383)	(599,018)	(82,428)
Product development expenses	(17,672)	(14,667)	(2,018)
General and administrative expenses	(72,725)	(66,381)	(9,134)
Total operating expenses	(631,780)	(680,066)	(93,580)
Income from operations	333,803	181,607	24,990
Interest income	14,122	19,865	2,734
Interest expense	(4,170)	(3,120)	(429)
Other income, net	16,969	8,795	1,210
Gain/(loss) on disposal of subsidiaries	247	(250)	(34)
Income before income tax (expenses)/benefit
and loss from equity method investments	360,971	206,897	28,471
Income tax (expenses)/benefit	(6,327)	469	65
Loss from equity method investments	(654)	(12,379)	(1,703)
Net income	353,990	194,987	26,833

Less: net income attributable to non-controlling interest	1	-	-
Net income attributable to Sunlands Technology Group	353,989	194,987	26,833
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	51.13	28.44	3.91
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,923,858	6,854,922	6,854,922

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Six Months Ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Net income	353,990	194,987	26,833
Other comprehensive income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	27,276	13,251	1,823
Total comprehensive income	381,266	208,238	28,656
Less: comprehensive income attributable to non-controlling interest	1	-	-
Comprehensive income attributable to Sunlands Technology Group	381,265	208,238	28,656

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Six Months Ended June 30,
	2023	2024
	RMB	RMB
Net revenues	1,093,229	1,015,463
Less: other revenues	(84,224)	(120,968)
Add: tax and surcharges	27,774	32,109
Add: ending deferred revenue	1,379,073	986,938
Add: ending refund liability	107,319	126,797
Less: beginning deferred revenue	(1,690,946)	(1,113,923)
Less: beginning refund liability	(133,066)	(143,744)
Gross billings (non-GAAP)	699,159	782,672

Net income	353,990	194,987
Add: income tax expenses/(benefit)	6,327	(469)
Add: depreciation and amortization	15,267	14,793
Add: interest expense	4,170	3,120
Less: interest income	(14,122)	(19,865)
EBITDA (non-GAAP)	365,632	192,566